UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  On2.com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68338A-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 793-7167
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 15 , 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                           -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page 1  of  29   Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Insurance Company ("TIC")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       2,445,762**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       2,445,762**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,445,762**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                           |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.8%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              IC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**Represents 1,600,000 shares of Common Stock directly beneficially owned by TIC and 845,762 shares of Common Stock indirectly beneficially owned by TIC through ownership of 400,000 Preferred Stock Purchase Units ("Company Units") issued by On2.com Inc. (the "Company"). Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred") and one warrant ("Series A Warrant")to purchase 1.114404 shares of Common Stock at an exercise price of $3.14 per share. Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock.

-----------------------------                     ------------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D            Page 2 of 29   Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              The Travelers Indemnity Company ("Travelers Indemnity")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              WC

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Connecticut

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,381,559**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,381,559**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,381,559**

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                             |_|

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.3%**

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

             IC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 3,104,717 shares of Common Stock directly beneficially owned by Travelers Indemnity and 2,276,842 shares of Common Stock indirectly beneficially owned by Travelers Indemnity through ownership of warrants ("Warrants") issued by the Company.

-----------------------------                       ----------------------------
CUSIP No. 68338A-10-7              SCHEDULE 13D           Page 3  of 29   Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Property Casualty Corp. ("TAP")

--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       5,381,559**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       5,381,559**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,381,559**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.3%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity.

------------------------------                      ----------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D         Page  4  of  29  Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Travelers Insurance Group Inc. ("TIGI")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       7,827,321**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,827,321**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,827,321**

-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                       |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.1%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

-------------------------------                        -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D           Page 5 of 29 Pages
--------------------------------------------------------------------------------
     1

              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              PFS Services, Inc. ("PFS")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Georgia
--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       7,827,321**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,827,321**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,827,321**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.1%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

---------------------------                            -------------------------
CUSIP No. 68338A-10-7                SCHEDULE 13D             Page 6 of 29 Pages
------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Associated Madison Companies, Inc. ("Associated Madison")
-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
-------------------------------------------------------------------------------
     3         SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       7,827,321**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       7,827,321**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              7,827,321**
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES*                                       |_|
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.1%**
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity and TIC.

--------------------------                        ------------------------------
CUSIP No. 68338A-10-7            SCHEDULE 13D                 Page 7 of 29 Pages
--------------------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Citigroup Inc. ("Citigroup")
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) X
              (b) |_|
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
              AF

--------------------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)             |_|

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

--------------------------------------------------------------------------------
    NUMBER OF SHARES           7       SOLE VOTING POWER
                                       0
                           -----------------------------------------------------
   BENEFICIALLY OWNED BY       8       SHARED VOTING POWER
                                       8,038,065**
                           -----------------------------------------------------
  EACH REPORTING PERSON        9       SOLE DISPOSITIVE POWER
                                       0
                           -----------------------------------------------------
          WITH                 10      SHARED DISPOSITIVE POWER
                                       8,038,065**
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,038,065**

--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               |_|

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              28.8%**

--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

              HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Travelers Indemnity, TIC and other subsidiaries of Citigroup Inc.

                                  SCHEDULE 13D

      Item 1.     Security and Issuer.
                  -------------------

                  The title of the class of equity securities to which this statement relates is Common Stock, no par value, of On2.com Inc. (the "Company"). The principal executive offices of the Company are located at 375 Greenwich Street, New York, NY 10013.

      Item 2.     Identity and Background.
                  -----------------------

                  Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of The Travelers Insurance Company ("TIC"), a Connecticut corporation, The Travelers Indemnity Company ("Travelers Indemnity"), a Connecticut corporation, Travelers Property Casualty Corp. ("TAP"), a Delaware corporation, Travelers Insurance Group Inc. ("TIGI"), a Connecticut corporation, PFS Services, Inc. ("PFS"), a Georgia corporation, Associated Madison Companies, Inc. ("Associated Madison"), a Delaware corporation and Citigroup Inc. ("Citigroup"), a Delaware corporation (each, a "Reporting Person" and collectively, the "Reporting Persons").

      TIC
      ---

             (a) Name:  The Travelers Insurance Company
             (b) Address of Principal Place of Business and Office:
                 One Tower Square, Hartford, Connecticut  06183
             (c) Principal Business: Insurance
             (d) Criminal Proceedings: None
             (e) Civil Proceedings: None
             (f) Citizenship: Connecticut

      Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of TIC.

      Travelers Indemnity
      -------------------

             (a) Name:  The Travelers Indemnity Company
             (b) Address of Principal Place of Business and Office:
                 One Tower Square, Hartford, Connecticut  06183
             (c) Principal Business: Insurance
             (d) Criminal Proceedings: None
             (e) Civil Proceedings: None
             (f) Citizenship: Connecticut


                                     Page 8
                                  of 29 pages

          Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Travelers Indemnity.

TAP
---

          (a) Name:  Travelers Property Casualty Corp.
          (b) Address of Principal Place of Business and Office:
              One Tower Square, Hartford, Connecticut  06183
          (c) Principal Business:  Holding company for insurance
              company subsidiaries.
          (d) Criminal Proceedings:  None
          (e) Civil Proceedings:  None
          (f) Citizenship:  Delaware

TIGI
----

          (a) Name:  Travelers Insurance Group Inc.
          (b) Address of Principal Place of Business and Office:
              One Tower Square, Hartford, Connecticut  06183
          (c) Principal Business:  Holding company for insurance
              company subsidiaries.
          (d) Criminal Proceedings:  None
          (e) Civil Proceedings:  None
          (f) Citizenship:  Connecticut

PFS
---

          (a) Name:  PFS Services, Inc.
          (b) Address of Principal Place of Business and Office:
              3120 Breckinridge Boulevard, Duluth, Georgia  30199
          (c) Principal Business: Holding company for insurance company subsidiaries.
          (d) Criminal Proceedings:  None
          (e) Civil Proceedings:  None
          (f) Citizenship:  Georgia

Associated Madison
------------------

          (a) Name:  Associated Madison Companies, Inc.
          (b) Address of Principal Place of Business: 153 East 53rd Street, New York, New York 10043
          (c) Principal Business: Holding company for insurance company subsidiaries
          (d) Criminal Proceedings:  None
          (e) Civil Proceedings:  None
          (f) Citizenship:  Delaware


                                     Page 9
                                  of 29 pages

Citigroup
---------

          (a) Name:  Citigroup Inc.
          (b) Address of Principal Place of Business and Office: 153 East
              53rd Street, New York, NY, 10043.
          (c) Principal Business: Holding company for banking, securities and insurance subsidiaries.
          (d) Criminal Proceedings:  None
          (e) Civil Proceedings:  None
          (f) Citizenship:  Delaware

          Officers and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citigroup Inc.

      Item 3.     Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

      All interests, direct and indirect, in the Company's Common Stock reported in this Schedule 13D were acquired with the working capital of Travelers Indemnity and TIC.

      Travelers Indemnity
      -------------------

      On May 22, 1997, Travelers Indemnity purchased 1,823,553 shares of voting common stock (including warrants to acquire an additional 1,823,553 shares of voting common stock) of The Duck Corporation ("Duck") from Duck at a price of $2.7419 per share for a total purchase price of $5,000,000. On June 15, 1999, Applied Capital Acquisition Corp., a wholly-owned subsidiary of Applied Capital Funding, Inc., merged with and into Duck ("Merger"), which Merger resulted in the formation of the Company. In connection with the Merger, Travelers Indemnity converted 1,823,553 shares of Duck's voting common stock into 3,104,717 shares of the Company's Common Stock. Also in connection with the Merger, Travelers Indemnity converted 1,823,553 warrants to acquire 1,823,553 shares of Duck's voting common stock into 2,276,842 warrants ("Warrants") to acquire 2,276,842 shares of the Company's Common Stock.

      TIC
      ---

      On June 15, 1999, TIC purchased 400,000 preferred stock purchase units ("Duck Units") from Duck at a price of $7.50 per Duck Unit for a total purchase price of $3,000,000. Each Duck Unit consisted of one share of Duck's Series A Convertible Preferred Stock (which TIC could convert into one share of Duck's voting common stock at any time) and one warrant to purchase 1.114404 shares of Duck's voting common stock at a an exercise price of $3.14 per share. Coincident with the Merger, TIC converted the 400,000 Duck Units into 400,000 preferred stock purchase units ("Company Units") issued by the Company. See Item 5 for a description of the terms on which TIC may convert the Company Units into Common Stock.


                                     Page 10
                                  of 29 pages

      Prior to the Merger, TIC acquired 1,600,000 shares of Duck's voting common stock from existing shareholders in privately negotiated transactions. Coincident with the Merger, each share of Duck's voting common stock acquired by TIC from such shareholders was converted into one share of the Company's Common Stock.

      Item 4.     Purpose of Transaction.
                  ----------------------

      Travelers Indemnity and TIC acquired the Common Stock reported in this
      Schedule 13D for investment purposes. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Travelers Indemnity and TIC may from time to time purchase additional securities of the Company or dispose of all or a portion of its investment in the Company.

      According to the terms of the Agreement and Plan of Merger By and Among Applied Capital Funding, Inc., Applied Capital Acquisition Corp. and The Duck Corporation dated as of June 9, 1999 (the "Merger Agreement"), Travelers Indemnity and TIC have the right to select one director for the Company's Board of Directors. Jack L. Rivkin, an employee of an affiliate of Travelers Indemnity and TIC, presently represents Travelers Indemnity and TIC on the Company's Board of Directors. Mr. Rivkin's term of office expires at the Company's annual meeting on May 17, 2000, at which time he may be elected to serve another term as director. Mr. Rivkin disclaims beneficial ownership of the Common Stock reported in this Schedule 13D, and the Reporting Persons disclaim beneficial ownership of any of the Company's securities that may be owned by Mr. Rivkin.

      Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Exhibit A to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
      (j) any action similar to those enumerated above.


                                     Page 11
                                  of 29 pages

      Item 5.     Interest in Securities of the Company.
                  -------------------------------------

      The percentages calculated in this Item 5 are based upon 27,902,766 shares of Common Stock outstanding, including 24,780,162 shares of Common Stock outstanding as of April 13, 2000 as disclosed in the Company's Schedule 14A filed April 24, 2000 and 3,122,604 shares of Common Stock issuable to TIC and Travelers Indemnity as described below in this Item 5.

      To the best knowledge of the Reporting Persons, and except as described above in Item 3, none of the Reporting Persons nor, to the best knowledge of such persons, any person named in Exhibit A of this Schedule 13D, has effected any transactions in the Company's Common Stock during the period which commenced sixty (60) days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

      TIC
      ---

      As of June 15, 1999 TIC beneficially owned 2,445,762 shares of the Company's Common Stock, including 1,600,000 shares directly and 845,762 shares indirectly through ownership of 400,000 Company Units. Each Company Unit consists of one share of no par value Series A Convertible Preferred Stock ("Series A Preferred") and one warrant ("Series A Warrant") to purchase 1.114404 shares of the Company's Common Stock at an exercise price of $3.14 per share. Each share of Series A Preferred is non-voting and may be converted at the Reporting Person's option, at any time, into one share of the Company's Common Stock.

      To the best knowledge of TIC, none of the persons named in Exhibit A hereto under TIC owns securities of the Company.

      The following information is being provided as of May 15, 2000 with respect to TIC's direct beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   2,445,762

                (b)      Percent of Class:                                  8.8%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote..........................

                        (ii)     shared power to vote or direct

                                 the vote..........................   2,445,762


                                     Page 12
                                  of 29 pages

                        (iii)    sole power to dispose or to direct

                                 the disposition of...................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................... 2,445,762

      Travelers Indemnity
      -------------------

      As of June 15, 1999 Travelers Indemnity beneficially owned 5,381,559 shares of the Company's Common stock, including 3,104,717 shares directly and 2,276,842 shares indirectly through ownership of Warrants issued by the Company.

      To the best knowledge of Travelers Indemnity, none of the persons named in Exhibit A hereto under Travelers Indemnity owns securities of the Company.

      The following information is being provided as of May 15, 2000 with respect to Travelers Indemnity's beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   5,381,559

                (b)      Percent of Class:                                 19.3%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0

                        (ii)     shared power to vote or direct

                                 the vote............................ 5,381,559

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 5,381,559


                                     Page 13
                                  of 29 pages

      TAP
      ---

      TAP is the parent company of Travelers Indemnity. To the best knowledge of TAP, none of its executive officers or directors owns securities of the Company. The following information is being provided as of May 15, 2000 with respect to TAP's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   5,381,559

                (b)      Percent of Class:                                 19.3%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0

                        (ii)     shared power to vote or direct

                                 the vote............................ 5,381,559

                        (iii)    sole power to dispose or to direct

                                 the disposition of................           0

                        (iv)     shared power to dispose or to direct

                                 the disposition of................   5,381,559


      TIGI
      ----

      TIGI is the parent company of TIC and TAP. To the best knowledge of TIGI, none of its executive officers or directors owns securities of the Company. The following information is being provided as of May 15, 2000 with respect to TIGI's indirect beneficial ownership of the Company's Common Stock.

                  (a) Amount Beneficially Owned:                      7,827,321

                  (b) Percent of Class:                                    28.1%

                  (c) Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote............................         0


                                     Page 14
                                  of 29 pages

                        (ii)     shared power to vote or direct

                                 the vote............................ 7,827,321

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 7,827,321

      PFS
      ---

      PFS is the parent company of TIGI. To the best knowledge of PFS, none of its executive officers or directors owns securities of the Company. The following information is being provided as of May 15, 2000 with respect to PFS's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   7,827,321

                (b)      Percent of Class:                                 28.1%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0

                        (ii)     shared power to vote or direct

                                 the vote............................ 7,827,321

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 7,827,321


                                     Page 15
                                  of 29 pages

      Associated Madison

      Associated Madison is the parent company of PFS. To the best knowledge of Associated Madison, none of its executive officers or directors owns securities of the Company. The following information is being provided as of May 15, 2000 with respect to Associated Madison's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   7,827,321

                (b)      Percent of Class:                                 28.1%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0

                        (ii)     shared power to vote or direct

                                 the vote............................ 7,827,321

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 7,827,321

      Citigroup

      Citigroup is the parent company of Associated Madison. To the best knowledge of Citigroup, none of the persons named in Exhibit A hereto under Citigroup owns securities of the Company. The following information is being provided as of May 15, 2000 with respect to Citigroup's indirect beneficial ownership of the Company's Common Stock.

                (a)      Amount Beneficially Owned:                   8,038,065

                (b)      Percent of Class:                                 28.8%

                (c)      Number of shares as to which such person has:

                        (i)      sole power to vote or to direct

                                 the vote........................             0


                                     Page 16
                                  of 29 pages

                        (ii)     shared power to vote or direct

                                 the vote............................ 8,038,065

                        (iii)    sole power to dispose or to direct

                                 the disposition of..................         0

                        (iv)     shared power to dispose or to direct

                                 the disposition of.................. 8,038,065


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
                  -------------------------------------

      Except as set forth in Items 3, 4, and 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

      Item 7.     Material to be filed as Exhibits.
                  --------------------------------

                  Exhibit  Description
                  -------  -----------

                  A Officers and Directors of The Travelers Insurance Company, The Travelers Indemnity Company and Citigroup Inc.

                  B Agreement and Plan of Merger By and Among Applied Capital Funding, Inc., Applied Capital Acquisition Corp. and The Duck Corporation dated as of June 9, 1999 (incorporated as an exhibit hereto by reference to Exhibit 2.1 on Form 8-K filed by On2.com Inc. with the Securities and Exchange Commission on June 22,
                           1999).

                  C Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.


                                     Page 17
                                  of 29 pages

      Signature
      ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:      May 17, 2000



      The Travelers Indemnity Company
      -------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary

      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Millie Kim
          ---------------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      Travelers Property Casualty Corp.
      ---------------------------------

      By:    /s/ Paul Eddy
          ---------------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


                                     Page 18
                                  of 29 pages

      Dated:  May 17, 2000


      Travelers Insurance Group Inc.
      ------------------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      PFS Services, Inc.
      ------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------

      By:    /s/ Joseph B. Wollard
         ---------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                                     Page 19
                                  of 29 pages

                                    EXHIBIT A
                                    ---------

       Executive Officers and Directors of The Travelers Insurance Company
       -------------------------------------------------------------------

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of The Travelers Insurance Company.

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Jay S. Benet                         Senior Vice President, Chief Financial
Director and                         Officer, Chief Accounting Officer and
Executive Officer                    Controller
United States                        The Travelers Insurance Company
                                     One Tower Square
                                     Hartford, CT  06183

J. Eric Daniels                      Chairman of the Board, President and
Director and                         Chief Executive Officer
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

George C. Kokulis                    Executive Vice President
Director and                         The Travelers Insurance Company
Executive Officer                    One Tower Square
United States                        Hartford, CT  06183

Katherine M. Sullivan                Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Marc P. Weill                        Senior Vice President and Chief Investment
Director and                         Officer
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Stuart Baritz                        Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Jay S. Fishman                       Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183


                                     Page 19
                                  of 29 pages

Name, Title and Citizenship          Principal Occupation and Business Address
---------------------------          -----------------------------------------

Barry Jacobson                       Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Russell H. Johnson                   Senior Vice President and Chief Marketing
Executive Officer                    Officer
United States                        The Travelers Insurance Company
                                     One Tower Square
                                     Hartford, CT  06183

Marla Berman Lewitus                 Senior Vice President and General Counsel
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Warren H. May                        Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Kathleen A. Preston                  Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

Mary Jean Thornton                   Senior Vice President and Chief Information
Executive Officer                    Officer
United States                        The Travelers Insurance Company
                                     One Tower Square
                                     Hartford, CT  06183

David A. Tyson                       Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183

F. Denney Voss                       Senior Vice President
Executive Officer                    The Travelers Insurance Company
United States                        One Tower Square
                                     Hartford, CT  06183


                                     Page 21
                                  of 29 pages

       Executive Officers and Directors of The Travelers Indemnity Company
       -------------------------------------------------------------------

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of The Travelers Indemnity Company.

Name, Title and Citizenship         Principal Occupation and Business Address
---------------------------         -----------------------------------------

Jay Steven Fishman                  Chairman, President and Chief Executive
Director and                        Officer
Executive Officer                   The Travelers Indemnity Company
United States                       One Tower Square
                                    Hartford, CT  06183

Charles Joseph Clarke               Vice Chairman
Director and                        The Travelers Indemnity Company
Executive Officer                   One Tower Square
United States                       Hartford, CT  06183

Ronald Edward Foley, Jr.            Executive Vice President and CEO, Risk
                                    Management
Director and                        The Travelers Indemnity Company
Executive Officer                   One Tower Square
United States                       Hartford, CT  06183

James David Gibbs                   Executive Vice President and CEO, Claim
Executive Officer                   The Travelers Indemnity Company
United States                       One Tower Square
                                    Hartford, CT  06183

William Patrick Hannon              Executive Vice President and Chief Financial
Director and                        Officer
Executive Officer                   The Travelers Indemnity Company
United States                       One Tower Square
                                    Hartford, CT  06183

Joseph Patrick Kiernan              Executive Vice President and CEO, Bond
Director and                        The Travelers Indemnity Company
Executive Officer                   One Tower Square
United States                       Hartford, CT  06183

James Michael Michener              Senior Vice President, General Counsel
Director and                        and Secretary
Executive Officer                   The Travelers Indemnity Company
                                    One Tower Square
                                    Hartford, CT  06183


                                     Page 22
                                  of 29 pages

      Executive Officers and Directors of Citigroup Inc.
      --------------------------------------------------

      Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.

Name, Title and Citizenship        Principal Occupation and Business Address
---------------------------        -----------------------------------------

C. Michael Armstrong               Chairman & Chief Executive Officer
Director                           AT&T Corporation
United States                      295 North Maple Avenue, Room 4353L
                                   Basking Ridge, NJ 07920

Alain J. P. Belda                  President & Chief Executive Officer
Director                           Alcoa Inc.
Brazil                             201 Isabella Street, Floor 6J12
                                   Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                 Partner
Director                           Skadden, Arps, Slate, Meagher & Flom
United States                      919 Third Avenue
                                   New York, NY 10022

Kenneth T. Derr                    Chairman & Chief Executive Officer
Director                           Chevron Corporation
United States                      575 Market Street, 40th fl
                                   San Francisco, CA 94105

John M. Deutch                     Institute Professor
Director                           Massachusetts Institute of Technology
United States                      77 Massachusetts Avenue, Room 6-208
                                   Cambridge, MA 02139

The Honorable Gerald R. Ford       Former President of the United States
Honorary Director                  40365 Sand Dune Road
United States                      Rancho Mirage, CA 92270

Ann Dibble Jordan                  Consultant
Director                           2940 Benton Place, N.W.
United States                      Washington, DC 20008-2718

Reuben Mark                        Chairman and Chief Executive Officer
Director                           Colgate-Palmolive Company
United States                      300 Park Avenue
                                   New York, NY 10022-7499


                                     Page 23
                                  of 29 pages

Name, Title and Citizenship        Principal Occupation and Business Address
---------------------------        -----------------------------------------

Michael T. Masin                   Vice Chairman and President - International
Director                           GTE Corporation
United States                      1255 Corporate Drive
                                   Mail Code SVC06C30
                                   Irving, TX  75038

Dudley C. Mecum                    Managing Director
Director                           Capricorn Management
United States                      30 East Elm Street
                                   Greenwich, CT 06830

Richard D. Parsons                 President
Director                           Time Warner Inc.
United States                      75 Rockefeller Plaza, 29th fl
                                   New York, NY 10019

Andrall E. Pearson                 Chairman & Chief Executive Officer
Director                           TRICON Global Restaurants, Inc.
United States                      660 Steamboat Road
                                   Greenwich, CT 06830

Robert E. Rubin                    Member of the Office of the Chairman
Director and                       Citigroup Inc.
Executive Officer                  153 East 53rd Street, 4th fl
United States                      New York, NY 10043

Franklin A. Thomas                 Former President
Director                           The Ford Foundation
United States                      595 Madison Avenue, 33rd fl
                                   New York, NY 10022


                                     Page 24
                                  of 29 pages

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Sanford I. Weill                      Chairman and Co-Chief Executive Officer
Director and                          Citigroup Inc.
Executive Officer                     153 East 53rd Street, 4th fl
United States                         New York, NY 10043

Edgar S. Woolard, Jr.                 Former Chairman & Chief Executive Officer
Director                              E.I. du Pont de Nemours & Company
United States                         1007 Market Street
                                      Wilmington, DE 19898

Arthur Zankel                         General Partner
Director                              High Rise Partners, LP
United States                         535 Madison Avenue
                                      New York, NY 10022

Michael A. Carpenter                  Co-Chief Executive Officer
Executive Officer                     Global Corporate and Investment Bank
United States                         Citigroup Inc.
                                      399 Park Avenue, 2nd fl
                                      New York, NY 10043

Paul J. Collins                       Vice Chairman
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

Michael D'Ambrose                     Senior Human Resources Officer
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

Jay S. Fishman                        President & CEO
Executive Officer                     Travelers Property Casualty Corp.
United States                         One Tower Square, 8GS
                                      Hartford, CT 06183

Edward D. Horowitz                    Citigroup Inc.
Executive Officer                     153 East 53rd St., 4th fl
United States                         New York, NY 10043


                                     Page 25
                                  of 29 pages

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Thomas Wade Jones                     Co-Chairman & CEO
Executive Officer                     SSB Asset Management Group
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

Robert I. Lipp                        Chairman & CEO
Executive Officer                     Global Consumer Business
United States                         Citigroup Inc.
                                      153 East 53rd St., 4th fl
                                      New York, NY 10043

Deryck C. Maughan                     Vice Chairman
Executive Officer                     Citigroup Inc.
United Kingdom                        153 East 53rd St., 4th fl
                                      New York, NY 10043

Victor J. Menezes                     Co-Chief Executive Officer
Executive Officer                     Global Corporate and Investment Bank
India                                 Citigroup Inc.
                                      399 Park Avenue, 2nd fl
                                      New York, NY 10043

Charles O. Prince, III                General Counsel/Corporate Secretary
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

William R. Rhodes                     Vice Chairman
Executive Officer                     Citigroup Inc.
United States                         399 Park Avenue, 2nd fl
                                      New York, NY 10043

Petros Sabatacakis                    Senior Risk Officer
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd Street
                                      New York, NY  10043


                                     Page 26
                                  of 29 pages

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Todd S. Thomson                       Chief Financial Officer
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

Marc P. Weill                         Head of Citigroup Investments
Executive Officer                     Citigroup Inc.
United States                         153 East 53rd St., 4th fl
                                      New York, NY 10043

Robert B. Willumstad                  Chairman
Executive Officer                     CitiFinancial Credit Company
United States                         153 East 53rd St., 5th fl
                                      New York, NY 10043


                                     Page 27
                                  of 29 pages

                                    EXHIBIT C
                                    ---------

      Pursuant to Rule 13d-1(k)(1)(iii) of Regulation D of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached
      Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of us.

      Dated:               May 17, 2000



      The Travelers Indemnity Company
      -------------------------------

      By:    /s/ Paul Eddy
          ---------------------
      Name: Paul Eddy
      Title:  Assistant Secretary

      The Travelers Insurance Company
      -------------------------------

      By:    /s/ Millie Kim
          ---------------------
      Name: Millie Kim
      Title:  Assistant Secretary

      Travelers Property Casualty Corp.
      ---------------------------------

      By:    /s/ Paul Eddy
          ---------------------
      Name: Paul Eddy
      Title:  Assistant Secretary


                                    Page 28
                                  of 29 pages

      Dated:               May 17, 2000



      Travelers Insurance Group Inc.
      ------------------------------

      By:    /s/ Joseph B. Wollard
          --------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      PFS Services, Inc.
      ------------------

      By:    /s/ Joseph B. Wollard
          --------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Associated Madison Companies, Inc.
      ----------------------------------

      By:    /s/ Joseph B. Wollard
          --------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary

      Citigroup Inc.
      --------------

      By:    /s/ Joseph B. Wollard
          --------------------------
      Name: Joseph B. Wollard
      Title:  Assistant Secretary


                                     Page 29
                                  of 29 pages